                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1999

                        TRUMP CAPITAL ACCUMULATION PLAN
             (Formerly Trump Taj Mahal Hotel & Casino Savings Plan)
                            (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)


                                 1000 Boardwalk
                        Atlantic City, New Jersey 08401
                    (Address of principal executive office)

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH AUDITORS' REPORT

INDEX



                                                                                                                   Page
                                                                                                                   ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                             1

FINANCIAL STATEMENTS
   Statements of Net Assets Applicable to Participants' Equity as of December 31, 1999 and 1998                      2
   Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended December 31, 1999        3

NOTES TO FINANCIAL STATEMENTS                                                                                      4-9

SUPPLEMENTAL SCHEDULES:
   I -- Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1999                       10-11
  II -- Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1999                         12

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the
Trump Capital Accumulation Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Capital Accumulation Plan (formerly Trump Taj Mahal Hotel & Casino Savings Plan) (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1999 and 1998, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants, equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    ARTHUR ANDERSEN LLP



Roseland, New Jersey
May 26, 2000

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)

STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

AS OF DECEMBER 31, 1999 AND 1998


                  ASSETS                                1999            1998
                  ------                               ------          ------
ASSETS:
Investments at market value (Notes 1 and 3)-
   Merrill Lynch Pacific Fund                       $ 11,281,054    $ 3,724,226
   Merrill Lynch Federal Securities Fund               5,324,076      2,866,536
   Merrill Lynch Capital Fund                         14,310,921      8,640,826
   Merrill Lynch Basic Value Fund                     22,457,137     10,969,026
   Merrill Lynch Growth Fund                           7,076,519      3,277,857
   Merrill Lynch Global Allocation Fund                2,485,680        707,556
   Templeton Foreign Fund                              1,411,662        569,041
   MFS Emerging Growth Fund                            5,684,897      2,012,664
   Davis New York Venture Fund                         8,204,376      3,561,101
   Delaware Trend Fund                                 3,859,381      1,667,493
   Pimco Total Return Fund                                14,634              -
   Merrill Lynch Equity Index Trust Fund               2,140,113              -
   Federated High Income Bond Fund                        10,642              -
   MFS Utilities Fund                                    172,518              -
   Massachusetts Investors Growth Fund                   735,849              -
   Massachusetts Investors Trust Fund                    310,652              -
   Merrill Lynch Healthcare Fund                         376,113              -
   Alliance Premier Growth Fund                        1,817,301              -
   Seligman Communications Fund                        2,709,338              -
   Davis Series Financial Fund                           200,501              -
   GAM International Fund                                 27,820              -
   Pioneer Growth Shares Fund                            951,250              -
   Merrill Lynch Eurofund Fund                            58,959              -
   Trump Hotels & Casino Resorts, Inc. Common Stock    2,139,428        500,100
   Merrill Lynch Retirement Preservation Trust Fund    2,822,390      1,356,306
   Merrill Lynch Ready Assets Trust Fund              11,039,031      6,156,665
 Participants' Loans Receivable                       11,075,452      4,857,430
 Other                                                    77,836       (622,241)
 Receivables-
   Contributions receivable from Plan Sponsor                  -        475,386
   Contributions receivable from Participants            587,460        469,480
                                                    ------------    -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY       $119,362,990    $51,189,452
                                                    ============    ===========


The accompanying notes to financial statements are an integral part of these statements.

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)

STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 1999


NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year                      $ 51,189,452
                                                                                    --------------
ADDITIONS:
  Additions to net assets attributed to-
    Contributions-
     Participants                                                                        8,598,366
     Plan Sponsor (net of forfeitures)                                                   2,508,831
     Participant Rollovers                                                                  72,870
                                                                                    --------------
            Total contributions                                                         11,180,067
                                                                                    --------------
    Investment income-
     Dividend income                                                                     4,949,141
     Interest income                                                                       609,998
     Realized/unrealized appreciation of investments                                     8,732,656
                                                                                    --------------
            Total investment income                                                     14,291,795
                                                                                    --------------
    Merger from Trump Marina Hotel and Casino Savings Plan                              46,629,284
    Transfers from related plans                                                           452,049
                                                                                    --------------
            Total additions                                                             72,553,195
                                                                                    --------------
DEDUCTIONS:
  Deductions from net assets attributed to-
    Distributions to participants                                                        4,335,945
    Administrative expenses                                                                 43,712
                                                                                    --------------
            Total deductions                                                             4,379,657
                                                                                    --------------
            Net increase                                                                68,173,538
                                                                                    --------------
NET ASSETS APPLICABLE TO PARTICIPANTS? EQUITY, end of year                            $119,362,990
                                                                                    ==============



The accompanying notes to financial statements are an integral part of this statement.

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES
    -------------------


Basis of Accounting
-------------------

The accompanying financial statements of the Trump Capital Accumulation Plan (formerly Trump Taj Mahal Hotel & Casino Savings Plan) (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Taj Mahal Associates (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $83,000 in 1999.

Investments
-----------

The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by Merrill Lynch Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
------------------------

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity.

2.  PLAN DESCRIPTION
    ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998




General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1989. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as non-union employees. (Effective January 1, 2000, employees become eligible for participation in the Plan immediately following the completion of 12 months of service).

The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). Merrill Lynch Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

Contributions
-------------

 Participants
 ------------

Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation (effective January 1, 1999, 20% of annual compensation), as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1999 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

 Plan Sponsor
 ------------

The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

 Participant Rollovers
 ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1999 or 1998.

Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-


     Years of Continuous Service                         Percentage Vested
     ---------------------------                         -----------------
     Less than two years                                        0%
     Two years                                                 25%
     Three years                                               50%
     Four years                                                75%
     Five years or more                                       100%


Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1999, $70,693 was used to reduce Plan Sponsor contributions. As of December 31, 1999 and 1998, $107 and $28 were available to reduce future Plan Sponsor contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1999 had interest rates ranging from 8.75% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

3.  INVESTMENTS
    -----------

Participants can invest their funds in twenty-six available investment vehicles as described below-

Mutual Funds
------------

Merrill Lynch Pacific Fund - An overseas fund investing in equities of
---------------------------
corporations based in the Far East and Western Pacific geographic regions. This fund provides a long-term objective of capital appreciation.

Merrill Lynch Federal Securities Fund - A securities fund investing in United
-------------------------------------
States Government agencies seeking a high current return.

Merrill Lynch Capital Fund - Mutual fund investing in equity securities of
--------------------------
undervalued companies with the objective of seeking the highest total investment return consistent with prudent risk.

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

Merrill Lynch Basic Value Fund - Mutual fund investing in equity and debt
------------------------------
securities of companies with minimum financial benchmarks. This fund's objective is to seek capital appreciation.

Merrill Lynch Growth Fund - Mutual fund investing in equity securities with the
--------------------------
objective of capital appreciation.

Merrill Lynch Global Allocation Fund - Mutual fund investing in United States
------------------------------------
and foreign equity, debt and money market securities with the objective of capital appreciation.

Templeton Foreign Fund - Mutual fund investing in virtually any type of security
----------------------
in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

MFS Emerging Growth Fund - Mutual fund investing in small and medium sized
------------------------
companies with growth rates expected to be well above the growth rate of the overall economy and the rate of inflation.

Davis New York Venture Fund - Mutual fund investing primarily in equity
---------------------------
securities of United States and foreign companies with the objective of capital appreciation.

Delaware Trend Fund - Mutual fund investing in securities of financially strong
-------------------
companies with the objective of achieving a moderate return with limited risk.

Pimco Total Return Fund - An asset allocation mutual fund.  The investment
-----------------------
objective of this fund is to seek total return consistent with the preservation of capital by investing in stocks, bonds and cash equivalents.

Merrill Lynch Equity Index Trust Fund - Mutual fund that seeks investment
-------------------------------------
results that correspond with the price and yield performance of the Standard & Poors 500 Index.

Federated High Income Bond Fund - Mutual fund which seeks high current income;
-------------------------------
capital growth is secondary. Investments may include preferred stocks, bonds, debentures and notes.

MFS Utilities Fund - Mutual fund investing in equity and debt securities issued
------------------
by domestic and foreign utility companies. The fund's objective is capital appreciation and current income.

Massachusetts Investors Growth Fund - Mutual fund investing in common stocks or
-----------------------------------
convertible securities issued by companies exhibiting above average prospects for long-term growth. The fund's objective is long-term growth of capital and future income, rather than current income.

Massachusetts Investors Trust Fund - A growth and income mutual fund.  The
----------------------------------
investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

Merrill Lynch Healthcare Fund - Mutual fund seeking long-term capital
-----------------------------
appreciation. The fund invests in equities issued by companies producing healthcare products and services, primarily in developed markets.

Alliance Premier Growth Fund - Mutual fund investing in equity securities with
----------------------------
the objective of long-term growth of capital.

Seligman Communications Fund - Mutual fund investing in common stock issued by
----------------------------
companies that operate in the communications, information and related industries with the objective of capital appreciation.

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


Davis Series Financial Fund - Mutual fund investing primarily in common stocks
---------------------------
and other equity securities, concentrated in the banking and financial services industries with the objective of capital growth.

GAM International Fund - An equity mutual fund.  The investment objective is
----------------------
long-term capital appreciation primarily through investing in equity markets worldwide, excluding that of the United States.

Pioneer Growth Shares Fund - Mutual fund investing in common stocks and other
---------------------------
equity securities of U.S. companies. The fund's objective is to seek capital appreciation.

Merrill Lynch Eurofund Fund - Mutual fund investing the majority of its assets
---------------------------
in European equities with the objective of capital appreciation.

Common Stock
------------

Trump Hotels & Casino Resorts, Inc. ("THCR") Common Stock - This is the common
---------------------------------------------------------
stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

Money Market Funds
------------------

Merrill Lynch Retirement Preservation Trust Fund - Fund investing in money
------------------------------------------------
market funds that seek the highest current income, consistent with liquidity and stability of principal, but investing in short-term money market instruments.

Merrill Lynch Ready Assets Trust Fund - Fund investing in money market funds.
-------------------------------------


4.  TAX STATUS
    ----------

The Plan obtained its latest determination letter on February 18, 2000, which covered all amendments through December 31, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.  PLAN TERMINATION
    ----------------

Effective August 31, 1999 the Plan was formed by the merger of the Trump Marina Hotel & Casino Savings Plan into the Trump Taj Mahal Hotel & Casino Savings Plan ("Taj Plan"). The Taj Plan was renamed the Trump Capital Accumulation Plan.

While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value in his or her separate account.

6.  RELATED PARTY

  TRANSACTIONS
  ------------

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

TRUMP CAPITAL ACCUMULATION PLAN
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 1999 and 1998, the Plan holds Common Stock with a market value of $2,139,428 and $500,100, respectively. During the year ended December 31, 1999, Common Stock was acquired at a cost of $1,984,536; and Common Stock was sold with an original cost basis of $963,853.

The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies during 1999 were as follows-


Transfers to the Trump Marina Hotel & Casino Savings Plan, net                           $  111,948
Transfers to the  Trump Plaza Hotel & Casino Savings Plan, net                              318,535
Transfers to the Trump Capital Accumulation Plan, net                                       452,049
Transfers from the Trump Indiana Savings Plan, net                                           (3,169)
Transfers from the Trump Savings Plan, net                                                 (879,363)
                                                                                       ------------
          Net Related Plan Transfers                                                     $        -
                                                                                       ============

TRUMP CAPITAL ACCUMULATION PLAN                                  SCHEDULE I
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001


      (b) Identity of issue,   (c) Description of investment including maturity date,
        borrower, lessor or                 rate of interest, collateral,                             (e) Market
(a)        similar party                        par or maturity value                    (d) Cost         Value
----   ---------------------    ------------------------------------------------------   ---------     ---------
*     Merrill Lynch            Pacific Fund, Overseas Equity Securities, 340,612
                               units of participation                                   $ 7,142,495   $11,281,054


*     Merrill Lynch            Federal Securities Fund, U. S. Government Agencies,
                               571,253 units of participation                             5,495,379     5,324,076


*     Merrill Lynch            Capital Fund, Equity Securities, 446,240 units of
                               participation                                             14,127,616    14,310,921


*     Merrill Lynch            Basic Value Fund, Equity and Debt Securities, 588,654
                               units of participation                                    19,297,287    22,457,137


*     Merrill Lynch            Growth Fund, Equity Securities, 258,079 units of
                               participation                                              6,270,847     7,076,519


*     Merrill Lynch            Global Allocation Fund, U. S. and Foreign Equity and
                               Debt Securities, 177,295 units of participation            2,512,477     2,485,680


      Templeton Funds, Inc.    Templeton Foreign Fund, Foreign Equity and Debt
                               Securities, 125,817 units of participation                 1,256,635     1,411,662


      MFS Funds                MFS Emerging Growth Fund, Equity Securities, 85,372
                               units of participation                                     3,694,549     5,684,897


      Davis Funds, Inc.        Davis New York Venture Fund, Foreign Equity
                               Securities, 285,270 units of participation                 6,991,857     8,204,376


      Delaware Group           Delaware Trend Fund, Equity Securities, 155,557 units
                               of participation                                           2,816,948     3,859,381


      Pimco                    Total Return Fund, Equity and Debt Securities, 1,478
                               units of participation                                        14,957        14,634


*     Merrill Lynch            Equity Index Trust Fund, Equity Securities,
                               21,147 units of participation                              1,932,643     2,140,113

      Federated                High Income Bond Fund, Equity and Debt Securities,
                               1,016 units of participation                                  10,714        10,642


      MFS Funds                Utilities Fund, Equity and Debt Securities,
                               13,520 units of participation                                156,966       172,518

      Massachusetts Investors  Growth Fund, Equity and Debt Securities, 36,195 units
                               of participation                                             646,933       735,849


TRUMP CAPITAL ACCUMULATION PLAN                                      SCHEDULE I
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)               (Continued)

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001

         (b) Identity of issue,     (c) Description of investment including maturity date,
          borrower, lessor or                    rate of interest, collateral,                               (e) Market
(a)          similar party                           par or maturity value                     (d) Cost         Value
----     ----------------------     --------------------------------------------------------   ---------    -------------

       Massachusetts Investors       Trust Fund, Equity Securities,
                                         14,828 units of participation                        $    306,711   $    310,652

*      Merrill Lynch                 Healthcare Fund, Equity Securities,
                                         60,566 units of participation                             350,937        376,113

       Alliance                      Premier Growth Fund, Equity Securities, 49,789
                                         units of participation                                  1,670,743      1,817,301


       Seligman                      Communications Fund, Equity Securities, 57,340
                                         units of participation                                  2,262,785      2,709,338


       Davis Funds, Inc.             Davis Series Financial Fund, Equity Securities, 6,897
                                         units of participation                                    207,663        200,501


       GAM                           GAM International Fund, Equity Securities, 865
                                         units of participation                                     23,450         27,820


       Pioneer                       Growth Shares Fund, Equity Securities, 47,185
                                         units of participation                                  1,035,055        951,250


*      Merrill Lynch                 Eurofund Fund, Equity Securities, 3,946
                                         units of participation                                     64,511         58,959
                                                                                              ------------   ------------
                  Total investment in mutual funds                                              78,290,158     91,621,393
                                                                                              ------------   ------------
**     Trump Hotels & Casino
          Resorts, Inc.              Trump Hotels & Casino Resorts, Inc. Common
                                        Stock, 633,905 shares                                    2,870,453      2,139,428
                                                                                              ------------   ------------

*      Merrill Lynch                 Retirement Preservation Trust Fund, Money
                                         Market Funds, 2,822,390 units of
                                         participation                                           2,822,390      2,822,390


*      Merrill Lynch                 Ready Assets Trust Fund, Money Market
                                        Funds, 11,039,031 units of participation                11,039,031     11,039,031

                                                                                              ------------   ------------
                  Total investment in money market funds                                        13,861,421     13,861,421
                                                                                              ------------   ------------
       Participants' Loans           Interest rates ranging from 8.75% to 9.50% and
                                         maturities ranging from 2000 through 2014              11,075,452     11,075,452
                                                                                              ------------   ------------
                                                                                              $106,097,485   $118,697,694
                                                                                              ============   ============

*Denotes party-in-interest
**Denotes related party

The accompanying notes to financial statements are an integral part of this schedule.

TRUMP CAPITAL ACCUMULATION PLAN                                      SCHEDULE II
(formerly Trump Taj Mahal Hotel & Casino Savings Plan)

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999 (A)
EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001



(a) Identity of      (b) Description of      (c) Purchase  (d) Selling  (g) Cost of  (h) Current Value of Asset
    Party Involved           Asset                Price        Price        Asset        on Transaction Date     (i) Net Gain (Loss)
-------------------  -------------------      -----------   ----------  -----------  --------------------------  ------------------
Merrill Lynch            Pacific Fund-
                         572 Purchases       $3,637,035              N/A  $3,637,035            $3,637,035                  N/A
                         676 Sales                   N/A     $3,146,963    2,933,530             3,146,963            $ 213,432

Merrill Lynch            Federal Securities
                         Fund-
                         450 Purchases        1,388,731              N/A   1,388,731             1,388,731                  N/A
                         628 Sales                   N/A      1,320,192    1,343,063             1,320,192              (22,871)

Merrill Lynch            Capital Fund-
                         543 Purchases        3,659,628              N/A   3,659,628             3,659,628                  N/A
                         738 Sales                   N/A      3,490,260    3,233,742             3,490,260              256,517

Merrill Lynch            Basic Value Fund-
                         630 Purchases        5,600,245              N/A   5,600,245             5,600,245                  N/A
                         748 Sales                   N/A      5,269,837    4,571,567             5,269,837              698,270

Merrill Lynch            Growth Fund-
                         524 Purchases        2,183,822              N/A   2,183,822             2,183,822                  N/A
                         687 Sales                   N/A      2,757,320    3,032,995             2,757,320             (275,675)

MFS Funds                MFS Emerging Growth
                         Fund-
                         556 Purchases        2,416,650              N/A   2,416,650             2,416,650                  N/A
                         605 Sales                   N/A      1,767,326    1,604,107             1,767,326              163,218

Davis Funds, Inc.        Davis New York
                         Venture Fund-
                         596 Purchases        3,162,723              N/A   3,162,723             3,162,723                  N/A
                         640 Sales                   N/A      2,787,881    2,514,350             2,787,881              273,531

Merrill Lynch            Equity Index Trust-
                         274 Purchases        2,212,094              N/A   2,212,094             2,212,094                  N/A
                         167 Sales                   N/A        641,477      633,456               641,477                8,021

Seligman                 Communications
                         Fund-
                         290 Purchases        2,346,523              N/A   2,346,523             2,346,523                  N/A
                         115 Sales                   N/A        307,840      288,404               307,840               19,435

Trump Hotels & Casino
Resorts, Inc.            Common Stock-
                         335 Purchases        1,984,536              N/A    1,984,536             1,984,536                 N/A
                         208 Sales                   N/A        994,586       963,853               994,586              30,733

Merrill Lynch            Retirement
                         Preservation
                         Trust Fund-
                         447 Purchases        2,627,655              N/A   2,627,655             2,627,655                  N/A
                         399 Sales                   N/A      2,177,265    2,177,265             2,177,265                    -

Merrill Lynch            Ready Assets
                         Trust Fund-
                         852 Purchases        6,039,040              N/A   6,039,040             6,039,040                  N/A
                         659 Sales                   N/A      5,848,701    5,848,701             5,848,701                    -

Merrill Lynch            Loan Fund-
                         244 Purchases        5,490,764              N/A   5,450,764             5,450,764                  N/A
                         185 Sales                   N/A      3,879,562    3,879,562             3,879,562                    -

(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1999.

The accompanying notes to financial statements are an integral part of this schedule.